Exhibit 99.1
                                                                    ------------

                                                                   Telewest Logo

FOR IMMEDIATE RELEASE                                               1 March 2002

                           TELEWEST COMMUNICATIONS plc
                     4th QUARTER and FULL YEAR RESULTS 2001

HIGHLIGHTS

o Record quarterly EBITDA of (pound)94m (Q3: (pound)83m) (pound)319m for the year
o        Monthly revenue per household up to (pound)41.67 for the quarter
o        107,000 broadband internet subscribers today with 60% growth in quarter
o        TV and telephony churn at all time lows
o Exceptional non-cash charge of (pound)1,130 million for goodwill impairment

----------------------------------------------------------------------------------------------------------------------------
                                                                                   2001                2000           Change
                                                                                                                        Over
                                                                                                                        2000
----------------------------------------------------------------------------------------------------------------------------
Total Turnover                                                            (pound)1,323m       (pound)1,129m            +17%

EBITDA (including our proportionate share of UKTV's EBITDA)                 (pound)319m         (pound)253m            +26%

----------------------------------------------------------------------------------------------------------------------------
Cable Division:
----------------------------------------------------------------------------------------------------------------------------
 Consumer Division:          Revenues                                       (pound)857m         (pound)740m            +16%
                             Household customers                                  1.77m               1.69m             +5%
                             Monthly revenue per household                 (pound)40.03        (pound)37.45             +7%

----------------------------------------------------------------------------------------------------------------------------
 Business Division:          Revenues                                       (pound)274m         (pound)271m             +1%
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Content Division:            Revenues - including share of joint            (pound)192m          (pound)171m**         +12%
                             ventures*
----------------------------------------------------------------------------------------------------------------------------

* Content Division revenues are stated after elimination of inter-company trading.
** Pro forma for the year ended 31 December 2000, Flextech was actually acquired 19 April 2000.


Commenting on the results, Adam Singer, group chief executive of Telewest Communications, said:

"This is our sixth quarter in a row of growth. 2001 was about operational performance - every single person in Telewest strove to improve service and revenues and their efforts are in the numbers.

Revenue up, EBITDA up, churn down, capital expenditure down and SG&A flat on a pro forma basis. All the raw indicators of performance are heading in the right direction, but the best number is the excellent growth in high-speed internet connections. As of 28 February, we had 107,000 installed subscribers to our blueyonder broadband service. Growth in 2001 was 1,135 per cent, proving there is a need for speed. We shall compete not only on price, but will use our better network to go for speed.

70 per cent of our broadband customers take three services, clearly demonstrating that our bundle of television, telephone and internet wins. This time last year, we were selling 380 broadband connections a day on average. Today we are averaging 900 sales a day.

This is Telewest's advantage, our multichannel TV competitors don't provide phone and fast internet, and our telephone competitors don't provide television. As the consumer is bombarded with ever more, they want it ever more simplified and available from one supplier.

Telewest's progress has taken place against a grim economic backdrop. We have not let the daily vicissitudes of the market affect our need to improve operations. The fact that we are now in good fundamental shape, with a digital fault rate in single figures and falling churn, means we have choices on capital expenditure. Consequently, this year capex is expected to fall faster than previously indicated.

Going forward? Operational execution is good and we have seen strong subscriber growth in the first two months of this year; we are continuing to grow. These results show that we are weathering winter in Cyberia and that Telewest is well placed for Spring."




Enquiries to                    Telewest Communications plc
                                Adam Singer               chief executive                              020 7299 5000
                                Charles Burdick           group finance director                       020 7299 5000
                                Simon Dettmer             director, corporate affairs                  020 7299 5064
                                John Murray               director, policy and communications          020 7299 5128

                                And at
                                Brunswick

                               Sarah Tovey                                                             020 7404 5959
                               John Sunnucks                                                           020 7404 5959

For an audio visual and text interview with Telewest chief executive, Adam Singer and group finance director, Charles Burdick, please visit www.cantos.com or www.telewest.co.uk.

FINANCIAL REVIEW

Total turnover for the year ended 31 December 2001 increased 17%, by (pound)194 million to (pound)1,323 million. The Flextech and Eurobell acquisitions accounted for (pound)132 million of the increase. Pro forma for these acquisitions, total turnover growth was 8%.


Gross margin has improved to 63% for the year compared to 62% on a pro forma basis for last year driven by improvements in CATV and telephony margins. Gross margin has continued to improve during the year and in the fourth quarter reached 65%. Gross margin is stated having taken into account cost of sales, before depreciation.

Selling, general and administrative expense ("SG&A") for the quarter was (pound)122 million, down (pound)3 million from the fourth quarter in 2000, demonstrating cost efficiencies across the Group. For the year ended 31 December 2001, SG&A was (pound)491 million, up 13% on an actual basis from last year but only up 1% on a pro forma basis.

As a result of the improvements in revenue, gross margin and cost control, EBITDA in the fourth quarter was a record (pound)94 million, up 13% on the third quarter. This includes our (pound)1 million share of UKTV's EBITDA. EBITDA for the year, including our (pound)13 million share of UKTV's EBITDA grew by 26% and on a pro forma basis, by 29%. EBITDA margin for the fourth quarter was 28%, again including UKTV's proportionate share.

This is our fourth straight quarter of declining losses before the impairment charge discussed below, and net loss was down (pound)23 million from the fourth quarter of 2000. Net loss for the year, before exceptional items, was (pound)801 million compared to (pound)706 million for 2000, reflecting higher interest payable and increases in depreciation and goodwill amortisation due to the larger size of the Group.

Following the requirements of UK Accounting Standards, the Group has performed a post acquisition impairment test on its Content business goodwill. Flextech was acquired in April 2000 in exchange for shares in Telewest, issued at a share price of (pound)3.84. The impairment test has resulted in an exceptional non-cash charge of (pound)1,130 million. The review also encompassed the Group's cable assets. On the basis of the results of this review, no impairment was required in the carrying value of the cable assets. Following the exceptional charge, net loss for the year, after impairment, was (pound)1,935 million.

Capital expenditure in 2001 of (pound)653 million was (pound)24 million lower than pro forma expenditure in 2000. As at 31 December 2001, net debt stood at (pound)5,118 million comprising (pound)3,502 million of Notes and Debentures, (pound)261 million of leasing and vendor financing, (pound)45 million of other loans and (pound)1,324 million drawn down on our (pound)2.25 billion bank facility.

BUSINESS REVIEW

Consumer Division

With the continuing success of our broadband products, the Consumer Division added a further 21,000 households in the quarter and now has 1,766,000 in total, up 4% year-on-year. Multi-product uptake also continued to improve with 69% of customers taking at least two services at the year end, up 1 percentage point from the previous quarter and 4 percentage points from the previous year. Our number of "triple-play" customers, being those customers who subscribe to broadband internet, TV and telephony, also continues to grow. As at 28 February

2002, we had 75,000 "triple-play" customers with an average monthly revenue in excess of (pound)65.

Multi-product uptake has contributed to the continuing strong growth in average revenues. Monthly revenue per household has risen by 3% quarter-on-quarter to (pound)41.67 in the fourth quarter and is now 10% higher than in the fourth quarter in 2000. We believe that Telewest has the highest average revenues of any cable or pay-TV company in the world.

Following price rises by our competitors, we intend to introduce price rises across our TV, telephony and internet product range in April 2002. For example, the "starter" digital TV pack, which includes a telephone line, will rise by (pound)2 to (pound)11.49. Other digital basic TV packages will rise by (pound)1.50 and the monthly price of our unmetered dial-up internet service, SurfUnlimited, will rise by (pound)2 to (pound)12. Importantly, our broadband internet service, blueyonder, will remain at (pound)25 per month. Our bundled offerings will still remain significantly cheaper than those offered by other operators.

Internet

Growth of our broadband internet service, blueyonder, has accelerated in the fourth quarter and a record 32,000 subscribers were added, representing 60% growth to 85,000 at the year end. As at 28 February 2002, subscribers stood at 107,000 with 75,000 of these also taking TV and telephony.

Our internet sales are also supported by the continued success of our unmetered dial-up service, SurfUnlimited. Subscribers were up 12% in the quarter to 184,000. We are having considerable success in upselling SurfUnlimited subscribers to broadband as SurfUnlimited introduces them to a reliable fixed-fee unmetered service and they are then attracted by the always-on, hi-speed service that only broadband can offer.

CATV

Net CATV additions in the quarter were 24,000 representing solid growth following a slower third quarter which saw the introduction of price increases. As at 31 December 2001, we had 724,000 broadband digital TV customers. Excluding the Eurobell franchises, where we currently only offer analogue services, the number of digital subscribers now accounts for 57% of our base. We will begin rolling out digital to the Eurobell franchises in the third quarter of 2002. This business is now operationally integrated within Telewest's Cable Division and, as a result, we have seen its pro forma annual revenues rise by 25%.

Average monthly CATV revenue for the year was (pound)20.75, up from (pound)19.48 in 2000 due to digital migration and price increases. The average revenue for the quarter was even higher at (pound)21.19, up 17% on the same quarter last year. Price increases and a changed mix between premium and basic packages helped CATV gross margin for the year grow to 57% from 53% in 2000.

Continued focus on customer service and the increased attractiveness of broadband digital TV has seen churn continue its downward momentum. Churn for the year is at a record low of 18.7%, over 7 percentage points lower than in 2000.

Residential Telephony

The success of our telephony product Talk Unlimited during the quarter has contributed to higher customer growth, higher average revenues and lower churn. This is the only 24-hour flat-rate unmetered residential voice service available for local and national calls in the UK and now accounts for around 10% of all our telephony subscribers.

The fourth quarter's 24,000 net additions was the strongest of the year. Average monthly revenue grew by 4% in the quarter to (pound)25.57, and churn reached an all-time low of 16.5%. Year-on-year, average monthly revenue fell slightly due to lower second line penetration as a consequence of dial-up internet subscribers migrating to broadband.

Business Division

Business Division revenues for the year totalled (pound)274 million. Excluding Carrier Services, the Division's revenues have increased by 16% year-on-year to (pound)213m. On a pro forma basis and excluding Carrier Services, growth was 9%. Consistent with other network operators and our expectations, actual revenues from Carrier Services declined from (pound)88 million to (pound)61 million in 2001. This revenue is derived from a small number of contracts and can fluctuate from year to year. The fourth quarter saw a significant increase in this revenue to (pound)18 million.

The number of business customer accounts has grown by 10% during the year to 73,000, the number of business lines has increased by 22% to 445,000 and the average annualised revenue per customer account has also risen to (pound)3,137. Solid performance in our regional SME business was driven by improved product offers in telephony, data and internet services.

The Business Division which has recently been rebranded as "Telewest Business" has recently received the highest ranking in terms of overall business customer satisfaction in the Communications Management Association's 2001 annual report. As well as being ranked joint first for overall customer satisfaction, Telewest achieved first and joint first place in a number of service areas, including service reliability, availability of account managers and running costs.

Telewest Business has focused on long term sustainable relationships with existing and new clients and has continued expansion in the large enterprise sector including many Local Authorities. Notable wins during the year include the provision of services to West Midlands Police with a (pound)4.5 million contract and signings with Wolverhampton, Liverpool and Medway Councils. In addition, we are providing Bristol City Council with high bandwidth broadband internet solutions for the city's schools. We also won a large contract with Genesys Conferencing to provide circuits and lines for their growing conference call business.

During the year, we launched the first hosted Microsoft Exchange service by any network operator in Europe, consistent with our strategy of delivering relevant remote applications to the SME market. This service, available through the blueyonder workwise business portal, has already attracted 3,500 licences. New customers generated by this product include the Everton and Sheffield United Football Clubs, The Touchstone Group, VIS Interactive and the Federation of Small Businesses.

Content Division

In a market where other broadcasters have seen advertising revenue fall and where we have seen the multi-channel market continue to fragment, our advertising revenue (including 50% of UKTV) is up 6% from the previous year. This is a significant achievement given a 10% decline in the overall TV advertising market year-on-year, and an increasingly competitive multi-channel market where the number of basic TV channels increased from 96 in 2000 to 115 in 2001.

The UKTV business continued to grow successfully, with our share of revenues increasing 21% to (pound)63 million in 2001 on a pro forma basis. On 5th November 2001, UKTV launched a new channel, UK Food, a channel dedicated to celebrating the finest food and the nation's favourite chefs. Initial audiences have been very encouraging.

The Content Division's turnover, on a pro forma basis, increased by 12% to (pound)192 million, year-on-year, driven by UK multi-channel subscriber growth of 10% to 10.5 million homes at the year-end, and also by improved advertising sales.




Notes:


1.  Non-statutory information provided in the document is defined as follows:

EBITDA, which we consider is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry, represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

Gross margin is defined as Group turnover less cost of sales before deducting depreciation.

Pro forma information is included for the prior year as a consequence of our acquisitions of Flextech and Eurobell in 2000. Pro forma statistics and financial data assume these acquisitions took place on 1 January 2000 instead of their actual acquisition dates.

All commentary in this document is based on the Group's UK GAAP financial results unless otherwise specified.

2. The following is included in connection with legislation in the United States, the Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995: the foregoing includes certain forward looking statements that involve various risks and uncertainties which could lead to actual results significantly different than those anticipated by Telewest. For a discussion of certain of these risks and uncertainties, see the Company's Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 29 June 2001.

Telewest Communications plc
Operating Statistics - Unaudited
------------------------------------------------------------------------------------------------------------------------------
                                                                 Actual               Actual   Pro forma (1)    Pro forma (1)
CONSUMER DIVISION                                         Net additions        Net additions   Net additions    Net additions
                                                                Q4 2001             YTD 2001         Q4 2000         YTD 2000
------------------------------------------------------------------------------------------------------------------------------
  Household customers                                            21,007               74,278          33,024           42,426

  Cable Television subscribers                                   23,805               92,174          54,386           57,114

  Telephony subscribers                                          24,143               77,669          36,835           62,118
  Telephone lines                                                17,885               56,153          41,291           59,362

  Blueyonder broadband internet subscribers                      31,988               78,229           4,599            6,893
------------------------------------------------------------------------------------------------------------------------------
                                                                                                As at 31 Dec     As at 31 Dec
                                                                                                        2001             2000
                                                                                                      Actual    Pro forma (1)
------------------------------------------------------------------------------------------------------------------------------
  Homes passed                                                                                     4,914,155        4,922,191
  Homes passed and marketed                                                                        4,713,937        4,789,451

  Dual or triple service subscribers  (2)                                                          1,218,294        1,096,409
  Cable television only subscribers                                                                  138,053          153,201
  Residential telephony only subscribers                                                             401,286          441,731
  Internet only subscribers                                                                            7,986                -
  Total residential subscribers                                                                    1,765,619        1,691,341

  Household penetration                                                                                37.5%            35.3%
  Percentage of dual or triple service subscribers  (2)                                                69.0%            64.8%
  Monthly revenue per subscriber  (3)                                                           (pound)40.03     (pound)37.50
------------------------------------------------------------------------------------------------------------------------------
CABLE TELEVISION

  Cable television subscribers                                                                     1,341,784        1,249,610
  Active Digital subscribers                                                                         723,826          339,195
  Penetration rate  (4)                                                                                28.5%            26.1%
  Average subscriber churn rate (5)                                                                    18.7%            26.0%
  Average monthly revenue per subscriber  (6)                                                   (pound)20.75     (pound)19.48

------------------------------------------------------------------------------------------------------------------------------
RESIDENTIAL TELEPHONY

  Residential telephony subscribers                                                                1,615,809        1,538,140
  Residential telephony penetration  (7)                                                               34.3%            32.2%
  Residential telephone lines                                                                      1,762,312        1,706,159
  Second line penetration                                                                               9.1%            10.9%
  Average subscriber churn rate (8)                                                                    16.5%            19.8%
  Average monthly revenue per line  (9)                                                         (pound)22.79     (pound)22.93
  Average monthly revenue per subscriber  (10)                                                  (pound)25.09     (pound)25.55
------------------------------------------------------------------------------------------------------------------------------

INTERNET SUBSCRIBERS

  Blueyonder SurfUnlimited                                                                           184,034          104,983
  Blueyonder pay-as-you-go                                                                           119,295          175,387
  Blueyonder broadband                                                                                85,122            6,893
  Total Internet subscribers                                                                         388,451          287,263

------------------------------------------------------------------------------------------------------------------------------

BLUEYONDER BROADBAND
  Average monthly revenue per subscriber (11)                                                   (pound)25.21              N/A
  Average subscriber churn rate (12)                                                                    7.5%              N/A

------------------------------------------------------------------------------------------------------------------------------

                                       7

Telewest Communications plc
Operating Statistics - Unaudited (continued)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                As at 31 Dec     As at 31 Dec
                                                                                                        2001             2000
                                                                                                      Actual    Pro forma (1)
------------------------------------------------------------------------------------------------------------------------------
BUSINESS DIVISION
  Business customer accounts                                                                          72,934           66,507
  Business telephony lines                                                                           444,998          365,535
  Average business lines per customer account  (13)                                                      6.1              5.5
  Average monthly revenue per business line  (14)                                               (pound)44.12     (pound)48.44
  Annualised revenue per customer account  (15)                                                 (pound)3,137     (pound)3,093
------------------------------------------------------------------------------------------------------------------------------
CONTENT DIVISION

  Multi channel subscribers                                                                       10,504,118        9,565,325
  Flextech share of basic viewing  (16)                                                                20.4%            23.1%
  Share of total TV advertising revenues (17)                                                           3.0%             2.7%
  Unique users to Flextech interactive applications  (18)                                          2,618,000        1,666,000
------------------------------------------------------------------------------------------------------------------------------

         (1) Operating statistics and financial data on a pro forma basis assume the Eurobell and Flextech acquisitions had taken place on 1 January 2000.

         (2) Dual or triple service subscribers are those subscribers who take any two or all of our cable television, residential telephony and high-speed internet services.

         (3) Monthly revenue per subscriber (often referred to as "ARPU") represents (i) the average monthly revenue of residential customers for such period, divided by (ii) the average number of residential customers in such period.

         (4) Cable television penetration rate at a specified date represents (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.

         (5) Average cable television subscriber churn rate for the period is calculated on a rolling 12 month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.

         (6) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.

         (7) Residential telephony penetration rate at a specified date represents (i) the total number of residential cable telephony subscribers at such date divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.

         (8) Average residential telephony subscriber churn rate for the period is calculated on a rolling 12 month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

         (9) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.

         (10) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

         (11) Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

         (12) Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12 month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

         (13) Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the number of business cable telephony customer accounts at such date.

         (14) Average monthly revenue per business line for each period represents (i) the average monthly business cable telephony revenue for such period, divided by (ii) the average number of business cable telephony lines in such period.

         (15) Average annualised revenue per customer account for each period represents (i) the average monthly business services revenue for each period divided by (ii) the average number of business services customer accounts in such period, multiplied by twelve months.

         (16)     Basic viewing over 24 hours.

         (17) Includes Flextech wholly owned channels and UKTV advertising revenues.

         (18) Unique visitors to Flextech interactive applications on internet, and interactive TV.

Telewest Communications plc
--------------------------------------------------------------------------------
Financial performance on a pro forma basis, prepared under UK GAAP, assumes the Flextech and Eurobell acquisitions had taken place on 1 January 2000. This represents an aggregation of each company's data without making full consolidation adjustments. This table is unaudited and should be considered for illustrative purposes only.

For the year ended 31 December:                   Combined Group                  Telewest                    Eurobell
-------------------------------------------------------------------------------------------------------------------------------
                                                2001          2000           2001          2000          2001          2000
                                           (pound)m      (pound)m       (pound)m      (pound)m      (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Turnover
Consumer Division:
 Cable television                                329           286            317           277            12             9
 Telephony                                       488           471            451           440            37            31
 Internet and other                               40            16             40            16             -             -
-------------------------------------------------------------------------------------------------------------------------------
                                                 857           773            808           733            49            40
Business Division                                274           284            253           268            21            16
-------------------------------------------------------------------------------------------------------------------------------
Total Cable Division                           1,131         1,057          1,061         1,001            70            56
-------------------------------------------------------------------------------------------------------------------------------
Content Division:
 Programming, transactional and
  interactive revenues                           129           119              -             -             -             -
 Share of joint ventures' turnover (UKTV)         63            52              -             -             -             -
-------------------------------------------------------------------------------------------------------------------------------
Total Content Division                           192           171              -             -             -             -
-------------------------------------------------------------------------------------------------------------------------------
Total Turnover                                 1,323         1,228          1,061         1,001            70            56
Less: share of joint ventures' turnover         (63)          (52)              -             -             -             -
-------------------------------------------------------------------------------------------------------------------------------
Group Turnover                                 1,260         1,176          1,061         1,001            70            56
-------------------------------------------------------------------------------------------------------------------------------
Contribution                                     797           725            702           630            38            31
SG&A                                           (491)         (485)          (409)         (376)          (33)          (48)
-------------------------------------------------------------------------------------------------------------------------------
EBITDA                                           306           240            293           254             5          (17)
Share of UKTV's EBITDA                            13             7              -             -             -             -
-------------------------------------------------------------------------------------------------------------------------------
Total EBITDA                                     319           247            293           254             5          (17)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Capital Expenditure                              653           677            606           591            43            78
-------------------------------------------------------------------------------------------------------------------------------

Table continued...

For the year ended 31 December:                        Flextech                  Inter-company*
-------------------------------------------------------------------------------------------------------
                                                  2001          2000           2001          2000
                                             (pound)m      (pound)m       (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------
Turnover
Consumer Division:
 Cable television                                    -             -              -             -
 Telephony                                           -             -              -             -
 Internet and other                                  -             -              -             -
-------------------------------------------------------------------------------------------------------
                                                     -             -              -             -
Business Division                                    -             -              -             -
-------------------------------------------------------------------------------------------------------
Total Cable Division                                 -             -              -             -
-------------------------------------------------------------------------------------------------------
Content Division:
 Programming, transactional and
  interactive revenues                             143           130           (14)          (11)
 Share of joint ventures' turnover (UKTV)           63            52              -             -
-------------------------------------------------------------------------------------------------------
Total Content Division                             206           182           (14)          (11)
-------------------------------------------------------------------------------------------------------
Total Turnover                                     206           182           (14)          (11)
Less: share of joint ventures' turnover           (63)          (52)              -             -
-------------------------------------------------------------------------------------------------------
Group Turnover                                     143           130           (14)          (11)
-------------------------------------------------------------------------------------------------------
Contribution                                        60            64            (3)             -
SG&A                                              (52)          (61)              3             -
-------------------------------------------------------------------------------------------------------
EBITDA                                               8             3              -             -
Share of UKTV's EBITDA                              13             7              -             -
-------------------------------------------------------------------------------------------------------
Total EBITDA                                        21            10              -             -
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Capital Expenditure                                  4             8              -             -
-------------------------------------------------------------------------------------------------------

* Represents the inter-company trading between Cable Division and Content Division which is eliminated on consolidation.

Telewest Communications plc
UK GAAP
SUMMARISED AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER

-------------------------------------------------------------------------------------------------------------------------------
                                                                            2001           2001           2001            2000
                                                                          Before    Exceptional          Total           Total
                                                                     exceptional          items
                                                                           items       (note 4)
                                                                        (pound)m       (pound)m       (pound)m        (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Turnover
Consumer Division:
  Cable television                                                           329              -            329             279
  Telephony                                                                  488              -            488             445
  Internet and other                                                          40              -             40              16
-------------------------------------------------------------------------------------------------------------------------------
                                                                             857              -            857             740
Business Division                                                            274              -            274             271
-------------------------------------------------------------------------------------------------------------------------------
Total Cable Division                                                       1,131              -          1,131           1,011
Content Division:
  Programming, transactional and interactive revenues                        129              -            129              82
  Share of joint ventures' turnover (UKTV)                                    63              -             63              36
-------------------------------------------------------------------------------------------------------------------------------
Total Content Division                                                       192              -            192             118
-------------------------------------------------------------------------------------------------------------------------------
Total Turnover                                                             1,323              -          1,323           1,129
Less: share of joint ventures' turnover                                     (63)              -           (63)            (36)
-------------------------------------------------------------------------------------------------------------------------------
Group Turnover  (note 1)                                                   1,260              -          1,260           1,093
Total Operating Costs (note 2)                                           (1,580)          (992)        (2,572)         (1,387)
-------------------------------------------------------------------------------------------------------------------------------
Group operating loss  (note 1)                                             (320)          (992)        (1,312)           (294)
-------------------------------------------------------------------------------------------------------------------------------
    Group Turnover                                                         1,260              -          1,260           1,093
    Operating expenses before depreciation  and amortisation               (954)              -          (954)           (846)
                                                                    -----------------------------------------------------------
    EBITDA  (note 1)                                                         306              -            306             247
    Depreciation and amortisation                                          (626)          (992)        (1,618)           (541)
                                                                    -----------------------------------------------------------
   Group operating loss                                                    (320)          (992)        (1,312)           (294)
-------------------------------------------------------------------------------------------------------------------------------

Loss on disposal of investments                                                -            (4)            (4)               -
Share of operating profits/(losses) of joint ventures                          9              -              9             (2)
Share of operating (losses)/profits of associated undertakings
                                                                             (7)              -            (7)               3
Interest receivable and similar income                                        15              -             15              16
Amounts written off investments                                                -          (138)          (138)               -
Interest payable and similar charges  (note 3)                             (494)              -          (494)           (424)

-------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation                                (797)        (1,134)        (1,931)           (701)
Tax on loss on ordinary activities                                           (5)              -            (5)             (5)
-------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after taxation                                 (802)        (1,134)        (1,936)           (706)
Minority interests                                                             1              -              1               -
-------------------------------------------------------------------------------------------------------------------------------
Loss for the financial year                                                (801)        (1,134)        (1,935)           (706)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share (pence)                         (27.8)         (39.4)         (67.2)          (26.1)
-------------------------------------------------------------------------------------------------------------------------------

The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 10 to 14, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report. The audited consolidated financial information set out pages 10 to 14, does not constitute the Company's statutory accounts for the years ended 31 December 2001 or 2000 but is derived from those accounts. Statutory accounts for 2000 were delivered to the Registrar of Companies following the Company's Annual General Meeting on 21 June 2001. The auditors reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.
--------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
SUMMARISED AUDITED CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER

-------------------------------------------------------------------------------------------------------------------------------
                                                                                   2001        2001           2000        2000
                                                                               (pound)m    (pound)m       (pound)m    (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Fixed assets
  Intangible assets                                                                           1,743                      2,878
  Tangible assets                                                                             3,498                      3,290
  Investments in associated undertakings and                                                    107                        172
   participating interests
  Investments in joint ventures:
   Share of gross assets                                                             30                         34
   Goodwill                                                                         330                        428
   Share of gross liabilities                                                     (138)                      (142)
   Loans to joint ventures                                                          218                        229
                                                                                    ---                        ---
                                                                                                440                        549
  Other investments                                                                               1                          2
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              5,789                      6,891
-------------------------------------------------------------------------------------------------------------------------------
Current assets
  Stocks                                                                                         67                         69
  Debtors                                                                                       239                        244
  Secured cash deposits restricted for more than one year                                        20                         12
  Cash at bank and in hand                                                                       14                         60
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                340                        385
Creditors: amounts falling due within one year                                                (670)                    (1,343)
-------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                       (330)                      (958)
-------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                         5,459                      5,933

Creditors: amounts falling due after more than one year
  (including convertible debt)                                                              (5,031)                    (3,580)

Minority interests                                                                              (1)                          2
-------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                      427                      2,355
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                                      427                      2,355
-------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
SUMMARISED AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2001           2000
                                                                                                       (pound)m       (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities  (note 5)                                                         348            194
-------------------------------------------------------------------------------------------------------------------------------
Dividends received from associated undertakings                                                               3              3
-------------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
  Interest received                                                                                           5              7
  Interest paid                                                                                           (335)          (164)
  Interest element of finance lease payments                                                               (20)           (14)
  Issue costs of Notes and credit facility arrangement costs                                               (41)           (21)
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                                     (391)          (192)
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditure
  Purchase of tangible fixed assets                                                                       (548)          (547)
  Sale of tangible fixed assets                                                                               2              2
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow for capital expenditure                                                                  (546)          (545)
-------------------------------------------------------------------------------------------------------------------------------
Acquisition and disposals
  Purchase of subsidiary undertakings                                                                       (6)           (32)
  Disposal of a subsidiary undertaking                                                                       10              -
  Cash acquired with subsidiary undertakings                                                                  -              8
  Cash disposed of with a subsidiary undertaking                                                            (2)              -
  Investments in associated undertakings and other participating interests                                 (26)           (10)
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from acquisitions and disposals                                                           (24)           (34)
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow before use of liquid resources and financing                                             (610)          (574)

Management of liquid resources
  Net decrease in fixed and secured deposits                                                                 11             32
-------------------------------------------------------------------------------------------------------------------------------
Financing

  Net repayment of borrowings under old credit facilities                                                 (824)          (141)
  Net proceeds/(repayments) from borrowings under new credit facilities                                   1,393          (260)
  Share issue costs                                                                                           -           (13)
  Repayments of loans made to joint ventures (net)                                                           21             14
  Proceeds from issue of Accreting Convertible Notes, 2003                                                   30             20
  Proceeds from issue of Senior Convertible Notes, 2005                                                       -            330
  Proceeds from issue of Senior Discount Notes and Senior Notes, 2010                                         -            544
  Net proceeds from maturity of forward contracts                                                             -            107
  Proceeds from exercise of share options                                                                     6              3
  Capital element of finance lease payments                                                                (54)           (35)
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                                              572            569
-------------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash in the year                                                                    (27)             27
-------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
NOTES TO THE SUMMARISED AUDITED CONSOLIDATED ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER

-------------------------------------------------------------------------------------------------------------------------------
                                           Cable    Content      Inter-      Total     Cable    Content      Inter-      Total
                                                             divisional                                  divisional
                                            Year       Year        Year       Year      Year       Year        Year       Year
                                           ended      ended       ended      ended     ended      ended       ended      ended
                                          31 Dec     31 Dec      31 Dec     31 Dec    31 Dec     31 Dec      31 Dec     31 Dec
                                            2001       2001        2001       2001      2000       2000        2000       2000
                                        (pound)m   (pound)m    (pound)m   (pound)m  (pound)m   (pound)m    (pound)m   (pound)m
-------------------------------------------------------------------------------------------------------------------------------
1  Segmental analysis

  Group Turnover                           1,131        143        (14)      1,260     1,011         89         (7)      1,093
  Operating expenses before
   depreciation and amortisation           (833)      (135)         14       (954)     (763)       (90)          7       (846)
-------------------------------------------------------------------------------------------------------------------------------
EBITDA                                       298          8           -        306       248        (1)           -        247
  Depreciation and amortisation            (497)      (129)           -      (626)     (435)      (106)           -      (541)
  Exceptional item -
      impairment of goodwill                   -      (992)           -      (992)         -          -           -          -
-------------------------------------------------------------------------------------------------------------------------------
Group operating loss                       (199)    (1,113)           -    (1,312)     (187)      (107)           -      (294)
-----------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Year          Year
                                                                                                           ended         ended
                                                                                                          31 Dec        31 Dec
                                                                                                            2001          2000
                                                                                                        (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
2  Total operating costs
 Cost of sales:

  Consumer programming expenses                                                                              142           132
  Business and consumer telephony expenses                                                                   238           235
  Content Division cost of sales                                                                              83            46
-------------------------------------------------------------------------------------------------------------------------------
  Prime cost of sales (cost of sales before depreciation)                                                    463           413
  Depreciation of tangible fixed assets                                                                      445           399
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             908           812
-------------------------------------------------------------------------------------------------------------------------------
 Administration expenses:
  Selling, general and administrative expenses                                                               491           433
  Amortisation of goodwill and intangible assets (including exceptional impairment of goodwill
 (pound)992m)                                                                                              1,173           142
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           1,664           575
-------------------------------------------------------------------------------------------------------------------------------
Total operating costs                                                                                      2,572         1,387
-------------------------------------------------------------------------------------------------------------------------------

3  Interest payable and similar charges

Share of interest of associated undertakings and joint ventures                                               11             9
 On bank loans                                                                                               105            79
 Finance costs of Notes and Debentures                                                                       329           289
 Finance charges payable in respect of finance leases and hire
  purchases contracts                                                                                         19             4
 Exchange losses on foreign currency translation, net                                                         15            17
 Extinguishment of debt                                                                                        -            15
 Other                                                                                                        15            11
-------------------------------------------------------------------------------------------------------------------------------
Total interest payable and similar charges                                                                   494           424
-------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
NOTES TO THE SUMMARISED AUDITED CONSOLIDATED ACCOUNTS (continued)
FOR THE YEAR ENDED 31 DECEMBER

-------------------------------------------------------------------------------------------------------------------------------

4  Exceptional Items

Following the requirements of UK Accounting Standards, the Group has reviewed the carrying value of goodwill associated with its acquisitions over recent years. In compliance with FRS10 and FRS11 this review has resulted in non-cash goodwill impairment adjustments of (pound)992 million relating to the Group's investment in Flextech and (pound)138 million relating to its equity investments in SMG and UKTV.

During the year, the Group closed its Florida based subsidiary HSNDI incurring an exceptional loss of (pound)4 million.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          31 Dec        31 Dec
                                                                                                            2001          2000
                                                                                                        (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
5  Reconciliation of operating loss to net cash inflow from operating activities

  Group operating loss                                                                                   (1,312)         (294)
  Depreciation of tangible fixed assets                                                                      445           399
  Amortisation of goodwill and intangible assets                                                             181           142
  Impairment of goodwill                                                                                     992             -
  Decrease/(increase) in stocks and programming inventory                                                      2          (24)
  Decrease/(increase) in debtors                                                                              23          (10)
  Increase/(decrease) in creditors                                                                            17          (19)
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                                    348           194
-------------------------------------------------------------------------------------------------------------------------------

6  Net debt

  Net debt, other than short-term creditors and accruals
-------------------------------------------------------------------------------------------------------------------------------
  Convertible Notes                                                                                          904           847
  Other Notes and Debentures                                                                               2,598         2,523
  Bank facility                                                                                            1,324           806
  Other loans                                                                                                 45            30
  Vendor financing and obligations under finance leases and hire
     purchase contracts                                                                                      261           245
-------------------------------------------------------------------------------------------------------------------------------
Total debt                                                                                                 5,132         4,451

 Less cash at bank and in hand                                                                                14            60
-------------------------------------------------------------------------------------------------------------------------------
Net debt                                                                                                   5,118         4,391
-------------------------------------------------------------------------------------------------------------------------------

  Telewest Communications plc
  UK GAAP
  SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE QUARTERS ENDED

  ------------------------------------------------------------------------------------------------------------------------------
                                                  Mar 31       June 30       Sept 30        Dec 31          Total        Dec 31
                                                    2001          2001          2001          2001           2001          2000
                                                (pound)m      (pound)m      (pound)m      (pound)m       (pound)m      (pound)m
  ------------------------------------------------------------------------------------------------------------------------------
  Turnover
  Consumer Division:
   Cable television                                  78              80           85            86             329           68
   Telephony                                        120             122          120           126             488          119
   Internet and other                                 7               8           11            14              40            6
  ------------------------------------------------------------------------------------------------------------------------------
                                                    205             210          216           226             857          193
  Business Division                                  68              71           64            71             274           78
  ------------------------------------------------------------------------------------------------------------------------------

  Total Cable Division                              273             281          280           297           1,131          271
  ------------------------------------------------------------------------------------------------------------------------------
  Content Division:
   Programming, transactional and
    interactive revenues                             32              31           30            36             129           30
   Share of joint ventures' turnover (UKTV)          16              15           15            17              63           15
  ------------------------------------------------------------------------------------------------------------------------------
  Total Content Division                             48              46           45            53             192           45
  ------------------------------------------------------------------------------------------------------------------------------
  Total Turnover                                    321             327          325           350           1,323          316
  Less: share of joint ventures' turnover          (16)            (15)         (15)          (17)            (63)         (15)
  ------------------------------------------------------------------------------------------------------------------------------
  Group Turnover                                    305             312          310           333           1,260          301
  Total Operating Costs                           (395)           (396)        (387)       (1,394)         (2,572)        (419)
  ------------------------------------------------------------------------------------------------------------------------------
  Group operating loss                             (90)            (84)         (77)       (1,061)         (1,312)        (118)
  ------------------------------------------------------------------------------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------------------
      Group Turnover                                305             312          310           333           1,260          301
      Operating expenses before depreciation
        and amortisation                          (242)           (242)        (230)         (240)           (954)        (234)
      EBITDA                                         63              70           80            93             306           67
      Depreciation and amortisation               (153)           (154)        (157)       (1,154)         (1,618)        (185)
      Group operating loss                         (90)            (84)         (77)       (1,061)         (1,312)        (118)
  ------------------------------------------------------------------------------------------------------------------------------


  Loss for the financial period                   (209)           (207)        (181)       (1,338)         (1,935)        (231)
  ------------------------------------------------------------------------------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------------------
  Basic and diluted loss per ordinary share
    (pence)                                       (7.2)           (7.2)        (6.3)        (46.5)          (67.2)        (8.2)
  ------------------------------------------------------------------------------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------------------

  Telewest Communications plc
  UK GAAP
  SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE QUARTERS ENDED

  ----------------------------------------------------------------------------------------------------------------------

                                                        Mar 31     June 30     Sept 30     Dec 31      Total     Dec 31
                                                          2001        2001        2001       2001       2001       2000
                                                      (pound)m    (pound)m    (pound)m   (pound)m   (pound)m   (pound)m

  ----------------------------------------------------------------------------------------------------------------------
  Total operating costs Cost of sales:
     Consumer programming expenses                           37          38          34        33        142          30
     Business and consumer telephony
       expenses                                              61          61          57        59        238          63
     Content Division cost of sales                          19          19          19        26         83          16

  ----------------------------------------------------------------------------------------------------------------------

      Prime  cost of sales  (cost  of  sales  before        117         118         110       118        463         109
           depreciation)

      Depreciation of tangible fixed assets                 108         109         111       117        445         142
  ----------------------------------------------------------------------------------------------------------------------
                                                            225         227         221       235        908         251
  ----------------------------------------------------------------------------------------------------------------------
      Administration expenses:
     Selling, general and administrative
       expenses                                             125         124         120       122        491         125
     Amortisation of goodwill and tangible
        assets                                               45          45          46        45        181          43
      Exceptional item -
           impairment of goodwill                             -           -           -       992        992           -

  ----------------------------------------------------------------------------------------------------------------------
                                                            170         169         166     1,159      1,664         168
  ----------------------------------------------------------------------------------------------------------------------
  Total operating costs                                     395         396         387     1,394      2,572         419
  ----------------------------------------------------------------------------------------------------------------------



  Interest payable and similar charges
     Share of interest of associated
       undertakings and joint ventures                        3           2           3         3         11           5
     On bank loans                                           20          25          27        33        105          18
     Finance costs of Notes and Debentures                   81          82          83        83        329          80
     Finance charges payable in respect of
       finance leases and hire purchase contracts             4           4           3         8         19         (3)
     Exchange loss/(gain) on foreign currency
       transaction, net                                      19           3        (16)         9         15        (11)
     Extinguishment of debt                                   -           -           -         -          -          15
     Other                                                    2           7           5         1         15           2


  ----------------------------------------------------------------------------------------------------------------------
  Total interest payable and similar charges                129         123         105       137        494         106
  ----------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS AND YEAR ENDED 31 DECEMBER

-------------------------------------------------------------------------------------------------------------------------------
                                                          3 months   3 months   3 months         Year        Year         Year
                                                             ended      ended      ended        ended       ended        ended
                                                            31 Dec     31 Dec     31 Dec       31 Dec      31 Dec       31 Dec
                                                              2001       2001       2000         2001        2001         2000
                                                                $m   (pound)m   (pound)m           $m    (pound)m     (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Revenue
 Cable television                                              125         86         67          478         329          279
 Consumer telephony                                            183        126        119          710         488          445
 Internet and other                                             21         14          7           58          40           16
-------------------------------------------------------------------------------------------------------------------------------
Total Consumer Division                                        329        226        193        1,246         857          740

 Business Services Division                                     96         66         67          390         268          248
-------------------------------------------------------------------------------------------------------------------------------
Total Cable Division                                           425        292        260        1,636       1,125          988

 Content Division                                               54         37         29          188         129           81
-------------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                  479        329        289        1,824       1,254        1,069
-------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses
 Consumer programming expenses                                (46)       (32)       (31)        (206)       (142)        (132)
 Business and consumer telephony expenses                     (83)       (57)       (62)        (342)       (235)        (235)
 Content expenses                                             (38)       (26)       (16)        (121)        (83)         (46)
 Selling, general and administrative                         (179)      (123)      (133)        (723)       (497)        (445)
 Depreciation                                                (179)      (123)      (146)        (682)       (469)        (423)
 Amortisation of goodwill                                     (67)       (46)       (47)        (266)       (183)        (147)
 Impairment of goodwill                                    (1,114)      (766)          -      (1,114)       (766)            -
-------------------------------------------------------------------------------------------------------------------------------
                                                           (1,706)    (1,173)      (435)      (3,454)     (2,375)      (1,428)
-------------------------------------------------------------------------------------------------------------------------------
Operating loss                                             (1,227)      (844)      (146)      (1,630)     (1,121)        (359)
Other income/(expense)
 Interest income                                                 4          3          9           22          15           15
 Interest expense                                            (184)      (127)       (97)        (686)       (472)        (385)
 Foreign exchange (loss)/gain, net                            (10)        (7)         22            -           -         (15)
 Share of net losses of affiliates and impairment            (313)      (215)       (17)        (314)       (216)         (15)
 Minority interest in losses of consolidated                     1          1          1            1           1            1
  subsidiaries, net
 Other, net                                                      6          4        (2)          (4)         (3)          (3)
-------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                   (1,723)    (1,185)      (230)      (2,611)     (1,796)        (761)

 Income tax benefit                                             91         63          5          102          70            6
-------------------------------------------------------------------------------------------------------------------------------
Net loss before extraordinary item                         (1,632)    (1,122)      (225)      (2,509)     (1,726)        (755)

 Extinguishment of debt                                          -          -          -         (22)        (15)            -
-------------------------------------------------------------------------------------------------------------------------------
Net loss after extraordinary item                          (1,632)    (1,122)      (225)      (2,531)     (1,741)        (755)
-------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share
 Before extraordinary loss                                 $(0.55)(pound)(0.38)(pound)(0.08)      $(0.86)(pound)(0.59)(pound)(0.28)
 After extraordinary loss                                  $(0.55)(pound)(0.38)(pound)(0.08)      $(0.87)(pound)(0.60)(pound)(0.28)
-------------------------------------------------------------------------------------------------------------------------------
Note:    Earnings before interest, taxes, depreciation and goodwill ("EBITDA")
 Operating loss                                             (1,227)     (844)     (146)       (1,630)     (1,121)        (359)
  Add: depreciation, amortisation and impairment of          1,360        935       193         2,062       1,418          570
  goodwill
-------------------------------------------------------------------------------------------------------------------------------
EBITDA (after non-cash share-based compensation cost)          133         91        47           432         297          211
 Add back: non-cash share-based compensation (benefit)/cost      -          -       (1)             1           1            5
-------------------------------------------------------------------------------------------------------------------------------
EBITDA (before non-cash share-based compensation cost)         133         91        46           433         298          216
-------------------------------------------------------------------------------------------------------------------------------

The consolidated financial information as set out on pages 17 to 19, which is unaudited, has been prepared on the basis of the accounting policies set out in Telewest's 2000 Annual Report, other than where changes are necessary to implement new accounting standards.
The economic environment in which the Company operates is the United Kingdom and hence its reporting currency is Pounds Sterling ("(pound)"). Merely for convenience, the financial statements contain translation of certain Pounds Sterling amounts into US Dollars ("$") at $1.4543 per (pound)1.00, the noon buying rate of the Federal Reserve Bank of New York on 31st December 2001. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

Telewest Communications plc
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER

-------------------------------------------------------------------------------------------------------------------------------
                                                                                   2001               2001                2000
                                                                                     $m           (pound)m            (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents                                                          20                 14                  60
  Secured cash deposits restricted for more than one year                            29                 20                  12
  Receivables and prepaid expenses                                                  380                261                 260
  Investments                                                                       795                547                 784
  Property and equipment                                                          5,051              3,473               3,289
  Goodwill and other intangibles                                                  2,752              1,892               2,803
  Programming inventory                                                              44                 30                  31
  Inventory                                                                          54                 37                  38
  Other assets                                                                       84                 58                  47
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                      9,209              6,332               7,324
-------------------------------------------------------------------------------------------------------------------------------

Liabilities

Debt                                                                              7,122              4,897               4,254
Other Liabilities                                                                 1,431                984                 927
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                 8,553              5,881               5,181

Minority interests                                                                    -                  -                 (2)

Shareholders' equity                                                                656                451               2,145

-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                        9,209              6,332               7,324
-------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER

-------------------------------------------------------------------------------------------------------------------------------
                                                                                               2001         2001          2000
                                                                                                 $m     (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

Net loss                                                                                    (2,531)      (1,741)         (755)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:

  Depreciation                                                                                  682          469           423
  Amortisation and impairment of goodwill                                                     1,380          949           147
  Amortisation of deferred financing costs and issue discount on Senior Discount
   Debentures                                                                                   144           99           147
  Deferred tax credit                                                                         (102)         (70)             -
  Unrealised (gain)/loss on foreign currency translation                                       (15)         (10)            20
  Non-cash accrued share-based compensation cost                                                  1            1             5
  Extinguishment of debt                                                                         22           15             -
  Share of net losses of affiliates and impairment                                              314          216            15
  Loss on disposal of investments (net)                                                           6            4             -
  Minority interest in losses of consolidated subsidiaries                                      (1)          (1)           (1)

Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:

  Change in receivables                                                                          19           13          (19)
  Change in prepaid expenses                                                                      9            6          (19)
  Change in other assets                                                                          1            1          (46)
  Change in accounts payable                                                                      4            3           (2)
  Change in other liabilities                                                                    68           47            70
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by/(used in) operating activities                                               1            1          (15)

Net cash used in investing activities                                                         (798)        (549)         (545)

Net cash provided by financing activities                                                       730          502           555
-------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                                      (67)         (46)           (5)

Cash and cash equivalents at beginning of year                                                   87           60            65
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                         20           14            60
-------------------------------------------------------------------------------------------------------------------------------